1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 1, 2022

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Press release on 2022/11/01:	Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the Third Quarter of 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2022

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results
for the Third Quarter of 2022

TAIPEI, Taiwan, R.O.C. November 1, 2022 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the third quarter of 2022. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

Third Quarter 2022 Financial Highlights

-	Total revenue increased by 5.2% to NT$ 53.51 billion.
-	Consumer Business Group revenue increased by 3.8% to NT$ 32.83 billion.
-	Enterprise Business Group revenue increased by 5.1% to NT$ 17.39 billion.
-	International Business Group revenue increased by 22.6% to NT$ 1.80 billion.
-	Total operating costs and expenses increased by 4.7% to NT$ 41.30 billion.
-	Operating income increased by 6.7% to NT$ 12.21 billion.
-	EBITDA increased by 5.0% to NT$ 22.13 billion.
-	Net income attributable to stockholders of the parent decreased by 0.4% to NT$ 9.33 billion.
-	Basic earnings per share (EPS) was NT$1.20.
-	Above mentioned financial indicators, including operating income, EBITDA, and net income, all exceeded our proposed guidance.

“We are extremely pleased to announce our robust financial and operational performance; the Company has beat all of its proposed guidance measures in the third quarter, driven by strong fundamentals in the face of an uncertain macroeconomy,” said Mr. Chi-Mau Sheih, Chairman and Chief Executive Officer of Chunghwa Telecom. “Chunghwa is benefitting from the acceleration of Taiwan’s mobile market development and adoption of 5G, and we are glad to participate and play such a key role in this valuable and competitive market.”

“Chunghwa is winning market share organically, despite the ongoing consolidation in the market. We are pleased to see that both CHT’s mobile revenue and subscriber count increased year-over year during the quarter, making the Company the only operator able to continue to grow market share. In addition, our revenue share was larger than the subscriber share, suggesting that our customer-centric business strategy is proven successful. With our advantages, including our extensive network deployment, solid fundamentals and absolute market and revenue share prominence, we are exceptionally confident in the solid hold we have on our leadership position in Taiwan going forward. At the same time, our fixed broadband business continues to witness a continuous growth with a rapid pace of upgrade adoptions for service speeds of 500Mbps or higher.”

“As for segment details, we are pleased to see our consumer business group achieve its 3rd consecutive quarter of year-over-year growth, mainly driven by increased wins of postpaid subscribers and successful 5G migration, as well as the benefits of the launch of iPhone 14 and Chunghwa’s impressive 2.7 million video service subscribers. We are also excited the upcoming FIFA World Cup, which is expected to help drive strong MOD and Hami Video subscription well into the second half of this year as we obtained the exclusive broadcasting rights. Our enterprise business group segment also sustained year-over-year growth for the 3rd quarter due to the strong double-digit increase in our ICT business, including 5G private network, big data, cyber security, cloud service, and IDC. We are also happy to see strong year-over-year growth from our international business segment during the third quarter, mainly due to the enlarging demand for IDC and cloud services from global clients, as border restrictions were relaxed, the international roaming revenue also increased year-over-year.”

“In addition, we have always taken a concerted effort to contribute to the benefit of our society and make continuous investments in our ESG initiatives. We remain confident in our long-term strategies and will continue to provide excellent services to our customers, while continuing to work to benefit our stakeholders,” Mr. Sheih concluded.

Revenue

Chunghwa Telecom’s total revenues for the third quarter of 2022 increased by 5.2% to NT$ 53.51 billion.

Consumer Business Group revenue for the third quarter of 2022 increased by 3.8% to NT$ 32.83 billion. Mobile service revenue increased 5.4% YoY, mainly due to increase in postpaid subscriber growth and 5G migration. Fixed-line service revenue slightly increased 0.04% YoY owing to successful upsell propelled by HiNet high-speed promotion package (速在必行). However, fixed voice revenue continued to decline even though the slope has decelerated. Sales revenue increased 5.4% YoY driven by the iPhone 14 launch, as well as better sales number of high-end models compared to the previous one.

Enterprise Business Group revenue for the third quarter of 2022 increased by 5.1% to NT$ 17.39 billion, mainly due to ICT business revenue increased by 10.4% YoY. Mobile service business revenue increased 0.8% YoY owing to 5G migration. Fixed-line revenue decrease 2.0%, though digital transformation demand continued to drive up data communication revenue and broadband access revenue. Other revenue increased by 72.3% year over year due to the higher revenue recognition of 5G subsidies and increased sales revenue of iPhone 14 in the enterprise sector.

International Business Group revenue for the third quarter of 2022 increased by 22.6% to NT$ 1.80 billion, mainly due to the increase of ICT revenue.

Operating Costs and Expenses

Total operating costs and expenses for the third quarter of 2022 increased by 4.7% year over year to NT$ 41.30 billion, mainly due to higher manpower expenses and depreciation expenses from 5G network deployment.

Operating Income and Net Income

Income from operations for the third quarter of 2022 increased by 6.7% to NT$ 12.21 billion, mainly due to the continued growth of profitable core business. The operating margin was 22.8%, as compared to 22.5% in the same period of 2021. Net income attributable to stockholders of the parent decreased by 0.4% to NT$ 9.33 billion. Basic earnings per share was NT$1.20.

Cash Flow and EBITDA

Cash flow from operating activities, as of September 30th, 2022, decreased by 1.6% year over year to NT$ 47.23 billion, mainly due to settlement of accounts payable.

Cash and cash equivalents, as of September 30th, 2022, decreased by 17.4% to NT$ 32.88 billion as compared to that as of December 31st, 2021. The decrease was primarily attributable to payment of dividends and acquisition of property, plant and equipment.

EBITDA for the third quarter of 2022 increased by 5.0% to NT$ 22.13 billion. EBITDA margin was 41.35%, as compared to 41.40% in the same period of 2021.

Business Highlights

Mobile

As of September 30th, 2022, Chunghwa Telecom had 12.42 million mobile subscribers, representing a 5.8% year-over-year increase. In the third quarter, total mobile service revenue increased by 4.2% to NT$ 15.37 billion, while mobile post-paid ARPU excluding IoT SIMs grew 1.8% year over year to NT$ 526.

Fixed Broadband/HiNet

As of September 30th, 2022, the number of broadband subscribers slightly increased by 0.5% to 4.38 million. The number of HiNet broadband subscribers increased by 1.1% to 3.66 million. In the third quarter, total fixed broadband revenue grew 3.3% year over year to NT$ 10.75 billion, while ARPU increased 2.4% to NT$ 767.

Fixed line

As of September 30th, 2022, the number of fixed-line subscribers was 9.47 million.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/home/cht/investors/financials/quarterly-earnings

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”.  EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

▪	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;
▪	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;
▪	these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and
▪

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw

Contact: Angela Tsai

Phone:+886 2 2344 5488

Email: chtir@cht.com.tw